{SCIENTIFIC INDUSTRIES INC. letterhead}


February 1, 2008



VIA FEDEX AND FAX (202) 772-9218
--------------------------------

Mr. Kevin L. Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance-Mail Stop 6010
Washington, DC 20549

Re:  	Scientific Industries, Inc.
	Form 10-KSB for the fiscal year ended June 30, 2007
	File No. 000-06658

Dear Mr. Vaughn:

Scientific Industries, Inc. (the "Company") has received and reviewed the comments set forth in your January 29, 2008 letter to the Company, and the following is our response to the comments contained in your letter.

To facilitate your review, the comments from your January 29, 2008 letter are repeated in bold italics, and the Company's responses to each comment are set forth in standard font.

Form 10-KSB for the fiscal year ended June 30, 2007
---------------------------------------------------

Item 6.  Management's Discussion and Analysis of Financial Condition
--------------------------------------------------------------------

1.	We note your disclosure "while the revenues related to the work in progress were reported by the Company subsequent to the acquisition, a significant portion of the gross profit was attributed prior to acquisition." Please clarify for us how you accounted for the deferred revenue at the date of acquisition, including how you considered the guidance in EITF 01-3.

RESPONSE:

1.	Please note that the acquiree did not have any deferred revenue at the date of acquisition, therefore EITF 01-3 does not apply. At the date of acquisition, management made a determination as to the fair value of the acquiree's assets, including Work in Process ("WIP"). WIP was valued at estimated selling prices of finish goods less the sum of (a) cost to complete, (b) cost of disposal, and (c) a reasonable profit allowance for the completing and selling effort of the acquiring entity (none of which were performed by the acquiring company), based on profit for similar finished goods (SFAS 141, paragraph 37, c(2)). WIP was comprised of pre-sold custom products and all selling efforts were performed by the acquired company prior to acquisition. Accordingly, acquired WIP was valued at an amount that would result in a profit to the Company, post-acquisition, that did not include earnings attributable to the production and sales efforts prior to acquisition.


Note 2.  Acquisition, page F-11
-------------------------------

2.	We note your reference to an independent valuation firm in regards to valuing the tangible and intangible assets acquired in the Altamira acquisition. While in future filings management may elect to take full responsibility for the valuation, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next Form 10-QSB, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-KSB by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

RESPONSE:

2.	We requested the services of a valuation firm to render an opinion on the fair value of the assets acquired to help us meet the financial reporting requirements under SFAS No. 141, however since we elect to take full responsibility for the valuation, we will not refer to the expert in future filings.

3.	We note that the consideration for this acquisition consisted of cash payments of $442,000 and stock payments of $386,200. We also note that you are required to make contingent payments to the former shareholders of Altamira. Please address the following:

*	Tell us and revise future filings to disclose your maximum liability under the contingent payment provision and tell us what amount was accrued related to this provision on the acquisition date.

*	Reconcile your net purchase price allocation of $989,000 to the consideration you paid and accrued at the acquisition date.

RESPONSE:

3.

*	Under the Stock Purchase Agreement ("SPA") between the Company and the sellers, there is no payment cap, therefore there was no maximum
liability under the contingent payment provision.   In addition, the
contingent consideration was not determinable at the date of acquisition, hence it was not included in determining the cost of the acquired entity on that date in accordance with SFAS 141, paragraph 26. The obligation for contingent consideration at June 30, 2007 which was accrued (but not paid) based on actual sales for the first contingency period from date of acquisition to June 30, 2007 amounted to $67,000. Future filings will disclose the fact that there is no maximum liability and that future contingent consideration was not determinable on date of acquisition.

*	Net purchase price of $989,000 as of June 30, 2007 is reconciled as follows:


Cash                                -     $442,000
Stock					      -     $386,000
Contingent Consideration Accrued    -     $ 67,000
Direct Costs of Acquisition         -     $ 94,000
                                          ________
                                          $989,000
                                          ========
Note 11.  Income Taxes, page F-20
---------------------------------

4.	We note from your footnote disclosures that you recorded deferred tax liabilities of $51,400 and $27,600 as of June 30, 2007 and 2006, respectively. Please reconcile these amounts to the deferred tax liabilities represented on the face of your balance sheet of $7,600 and $3,200, respectively. Please advise or revise.

RESPONSE:

4.	The long-term deferred taxes have been netted in accordance with paragraph no. 42 of SFAS 109, as follows:

                                       2007        2006
                                    -------     -------

      Long Term Def. Tax Liability  $51,400     $27,600
      Long Term Def. Tax Asset     ($43,800)   ($24,400)
                                   ________    ________
                                    $ 7,600     $ 3,200
                                   ========    ========

The Company hereby acknowledges that:

*	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information, please do not hesitate to contact us.

Sincerely,

/s/ Helena R. Santos
____________________
Helena R. Santos
Principal Executive and Financial Officer